Filed Pursuant to Rule 433

Registration Statement No. 333-221336

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ.)

(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Issuer:	Swedish Export Credit Corporation (SEK)
Principal Amount:	US$150,000,000, which will form a single series with the US$100,000,000 principal amount of the Medium-Term Notes, Series F, 1.750% Notes due December 2023 that we issued on June 26, 2020, the US$600,000,000 principal amount of the Medium-Term Notes, Series F, 1.750% Notes due December 2023 that we issued on June 22, 2020 and the US$500,000,000 principal amount of the Medium-Term Notes, Series F, 1.750% Notes due December 2023 that we issued on December 12, 2019
Maturity:	December 12, 2023
Issue Price:	104.421% of principal amount plus accrued interest
Benchmark:	UST 0.250% due June 15, 2023
Coupon:	1.750%
Coupon Payment Dates:	Every June 12 and December 12, commencing December 12, 2020, up to and including the Maturity.
Re-Offer Yield:	0.351%
Net Proceeds to Issuer:	US$157,470,041.67 (including US$838,541.67 of accrued interest equivalent to 115 days)
Optional Redemption:	Only after the occurrence of certain tax events, at 100.000% of the principal amount thereof plus accrued and unpaid interest to the redemption date.
Redemption Price:	100.000% of notional amount
Business Days:	New York and London
Day Count Fraction:	30/360
Payment Days:	Payments will be made on Business Days. If a due date for payment is not a Business Day, payment will be made on the following Business Day, with no adjustment to the amount due.
Legal Format:	SEC Registered US Medium Term Note Program
Governing Law:	New York
Consent to Bail-in Power:

By investing in this offering, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power (as defined under “Description of the Notes—Agreement with Respect to the Exercise of Bail-in Power” in the prospectus supplement, dated November 3, 2017 (the “Prospectus Supplement”)) by the Swedish National Debt Office (the “Debt Office”), the Swedish resolution authority. All payments are subject to the exercise of any Bail-in Power by the relevant Swedish resolution authority.

Under the Resolution Act (as defined under “Description of the Notes—Recovery and Resolution Matters” in the Prospectus Supplement), the Debt Office may exercise a Bail-in Power under certain conditions which include that authority determining that: (i) a relevant entity (such as SEK) is failing or is likely to fail; (ii) it is not reasonably likely that any action will be taken to avoid the entity’s failure (other than pursuant to the other stabilization powers under the Resolution Act); (iii) the exercise of the stabilization powers are necessary, taking into account certain public interest considerations such as the stability of the Swedish financial system, public confidence in the Swedish banking and resolution systems and the protection of depositors (also regulated by the Swedish Financial Supervisory Authority); and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the Debt Office would assess these conditions in deciding whether to exercise any Bail-in Power.

The Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the Debt Office may exercise its authority to implement the Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power by the relevant resolution authority. The exercise of any Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The Bank of New York Mellon Trust Company, N.A. (the “trustee”) will not be liable for any action that the trustee takes, or abstains from taking, in accordance with the exercise of the Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any Bail-in Power by the Debt Office.

This is only a summary. For more information, see “Description of the Notes—Recovery and Resolution Matters” and “Description of the Notes—Agreement with Respect to the Exercise of Bail-in Power,” beginning on pages S-31 and S-32 of the Prospectus Supplement, respectively.

Pricing Date:	October 1, 2020
Settlement Date*:	October 7, 2020 (T+4)
CUSIP:	00254EMX7
ISIN:	US00254EMX75
Lead Manager:	Morgan Stanley & Co. International plc
Denominations:	US$200,000 with integral multiples of US$1,000 in excess thereof
Settlement: Listing:

DTC, Euroclear and Clearstream

Application will be made to the Irish Stock Exchange plc (trading as Euronext Dublin) for the notes to be admitted to the Official List and traded on its regulated market. No assurance is offered as to whether listing and admission to trading will occur by the settlement date. They may not occur until a date that is later than the settlement date.

Target Markets:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).
Advertisement:	The Prospectus Supplement, when published, will be available at https://www.ise.ie/Products-Services/Quoted-Companies/.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”) or the United Kingdom. For these purposes, a “retail investor” means a person who is one (or both) of: (a) a retail client, as defined in point (11) of Article 4(1) of MiFID II or (b) a customer within the meaning of the Insurance Distribution Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA or the United Kingdom may be unlawful under the PRIIPs Regulation.

Certain United States Federal Income Tax Considerations—

Book/Tax Conformity.

U.S. holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule.  Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

FATCA

Pursuant to U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), holders and beneficial owners of the notes may be required to provide to a financial institution in the chain of payments on the notes information and tax documentation regarding their identities, and in the case of a holder that is an entity, the identities of their direct and indirect owners, and this information may be reported to relevant tax authorities, including the U.S. Internal Revenue Service. Moreover, starting at the earliest on the date that is two years after the date of publication in the United States Federal Register of final regulations defining the term “foreign passthru payment,” SEK, the paying agents, and other financial institutions through which payments are made, may be required to withhold U.S. tax at a 30% rate on “foreign passthru payments” paid to an investor who does not provide information sufficient for the institution to determine whether the investor is a U.S. person or should otherwise be treated as holding a “United States account” of the institution, or to an investor that is, or holds the notes directly or indirectly through, a non-U.S. financial institution that is not in compliance with FATCA. Under a grandfathering rule, this withholding tax will not apply unless the notes are issued or materially modified after the date that is six months after the date on which final United States Treasury Regulations defining the term “foreign passthru payment” are filed with the United States Federal Register. If U.S. withholding tax were to be deducted or withheld from payments on any series of notes as a result of a failure by an investor (or by an institution through which an investor holds the notes) to comply with FATCA, neither SEK nor any paying agent nor any other person would, pursuant to the terms of the notes, be required to pay additional amounts as a result of the deduction or withholding of such tax. These requirements may be modified by the adoption or implementation of an intergovernmental agreement between the United States and another country. Prospective investors should consult their own tax advisers about how FATCA may apply to their investment in the notes.

Specified Foreign Financial Assets

Individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.

This communication is intended for the sole use of the person to whom it is provided by us.

  *Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement including a prospectus, dated November 3, 2017, and the Prospectus Supplement (together, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling at Morgan Stanley & Co. International plc at +1 (866) 718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.